EQUITABLE AMERICA

Darin Smith

Lead Director and

Associate General Counsel

(319) 573-2676

Email: darin.smith@equitable.com

December 18, 2020

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Equitable America Variable Account 70A of Equitable Financial Life Insurance Company of America

 Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4

  Retirement Cornerstone® Series 19

Commissioners:

On behalf of the Registrant and the principal underwriters, Equitable Distributors, LLC and Equitable Advisors, LLC, we hereby request acceleration of the effectiveness of the Registration Statement, pursuant to Rule 461 under the 1933 Act, so that the Registration Statement will be declared effective today, December 18, 2020, or as soon thereafter as practicable. In this connection, the Registrant and the principal underwriters, Equitable Distributors, LLC and Equitable Advisors, LLC, have authorized me to represent on their behalf that they are aware of their obligations under the 1933 Act.

Please contact the undersigned if you have any questions or comments.

Very truly yours,

/s/ Darin Smith
Darin Smith

525 WASHINGTON BOULEVARD, JERSEY CITY, NJ

07310